EXHIBIT 11
RUDDICK CORPORATION

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

SIX MONTHS ENDED
	March 31,	April 1,
	2002	2001
NET INCOME PER SHARE COMPUTED AS FOLLOWS:
BASIC:
1. Net income available to common shareholders	$19,238,000 ===========	$ 3,927,000 ===========

2. Weighted average common shares outstanding - Basic	46,369,582 ===========	46,254,779 ===========

3. Basic net income per share (Item 1 divided by Item 2)	$.41 ===========	$.08 ===========

DILUTED:
1. Net income available to common shareholders	$19,238,000 ===========	$ 3,927,000 ==========

2. Weighted average common shares outstanding - Basic	46,369,582	46,254,779

3. Weighted potential shares under stock options computed
for the periods using the Treasury Stock Method.	172,540	51,895

4. Weighted average common shares outstanding - Diluted	46,542,122 ==========	46,306,674 ==========

5. Net Income Per Share (Item 1 divided by Item 4)	$.41 ==========	$.08 ==========